SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Ashland Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

044209104
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044209104	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,813,787 (including options to purchase 926,500 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,813,787 (including options to purchase 926,500 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,813,787 (including options to purchase 926,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.4%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 044209104	SCHEDULE 13D	Page 3 of 5

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of Ashland Inc., a Kentucky corporation (the "Issuer"). The principal executive office of the Issuer is located at 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of the Reporting Person is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of the Reporting Person and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 5,813,787 Shares (including options to purchase 926,500 Shares) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $390,523,716. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. The Reporting Person has had discussions with the Issuer’s management relating to, among other things, the Issuer’s business, corporate structure, capitalization, operations, stragetgy and future plans. The Reporting Person expects to continue to have such discussions with the Issuer’s management as well as with the Issuer’s board of directors, shareholders and other parties relating to such matters, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 044209104	SCHEDULE 13D	Page 4 of 5

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 78,979,725 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed on January 31, 2013 for the period ended December 31, 2012.

At the close of business on April 10, 2013, the Reporting Person may be deemed to beneficially own 5,813,787 Shares (which includes options to purchase 926,500 Shares), constituting approximately 7.4% of the Shares outstanding. Such options which are deemed to be beneficially owned include 4,145 and 2,210 call options with strike prices of $65 and $70, respectively, which expire on April 19, 2013 and 1,465 and 1,445 call options with strike prices of $60 and $65, respectively, which expire on May 17, 2013, for a total of 926,500 Shares.

(b) The Reporting Person has sole voting and dispositive powers over 5,813,787 Shares (which includes options to purchase 926,500 Shares), which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns 4,145 and 2,210 call options with strike prices of $65 and $70, respectively, which expire on April 19, 2013 and 1,465 and 1,445 call options with strike prices of $60 and $65, respectively, which expire on May 17, 2013, for a total of 926,500 Shares.

The Reporting Person has sold 2,270 put options with a strike price of $70 which expire on April 19, 2013 and 1,445 put options with a strike price of $65 which expire on May 17, 2013, for a total of 371,500 Shares.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 044209104	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2013

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

SHARES

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
2/12/2013	10,000	77.87
2/12/2013	192,982	77.99
2/13/2013	100,000	77.92
2/13/2013	100,000	77.96
2/13/2013	110,862	78.04
2/14/2013	154,400	77.99
2/14/2013	100	77.86
2/14/2013	29,900	78.60
2/14/2013	100,000	78.67
2/15/2013	157,180	79.45
2/15/2013	30,000	79.57
2/15/2013	71,836	79.71
2/19/2013	65,170	80.42
2/19/2013	175,000	80.51
2/20/2013	174,709	79.63
2/21/2013	36,219	75.70
2/22/2013	3,100	75.58
2/22/2013	83,892	76.73
2/25/2013	25,000	76.47
2/25/2013	75,000	76.23
2/25/2013	59,955	75.66
2/26/2013	700	74.54
2/28/2013	21,358	78.38
2/28/2013	69,300	78.13
2/28/2013	19,166	78.32
2/28/2013	(14,373)	78.21
2/28/2013	(1,500)	78.35
2/28/2013	(5,426)	78.17
3/1/2013	75,000	76.94
3/4/2013	(1,000)	77.26
3/5/2013	(600)	78.25
3/6/2013	1,000	78.26
3/7/2013	(3,600)	78.03
3/8/2013	166,506	79.39
3/8/2013	15,000	78.51
3/11/2013	95,000	79.91
3/13/2013	33,712	80.70
3/13/2013	(3,178)	79.95
3/14/2013	130,191	80.25
3/14/2013	50,000	80.65
3/14/2013	85,000	80.73
3/15/2013	20,000	80.75
3/15/2013	25,000	81.46
3/18/2013	156,332	80.06
3/19/2013	200,000	79.05
3/19/2013	123,326	79.31
3/19/2013	18,000	79.28
3/20/2013	90,659	79.83
3/20/2013	11,900	79.99
3/20/2013	3,000	80.03
3/20/2013	(3,212)	80.02
3/21/2013	50,000	79.40
3/21/2013	150,000	79.20
3/22/2013	150,000	75.92
3/28/2013	70,000	73.30
3/28/2013	104,000	73.17
3/28/2013	(9,000)	73.81
4/1/2013	143,100	73.05
4/1/2013	203,148	73.84
4/1/2013	4,272	73.93
4/2/2013	140,803	76.53
4/2/2013	289,708	77.81
4/2/2013	112,800	77.88
4/2/2013	10,189	77.64
4/3/2013	100,000	74.32
4/3/2013	39,301	74.68

4/9/2013	27,000	75.98
4/9/2013	50,000	76.09
4/9/2013	29,200	76.24
4/10/2013	58,000	76.25
4/10/2013	32,200	76.91